

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2015

Via E-mail
Mr. Roger R. Hopkins
Chief Financial Officer
National Health Investors, Inc.
222 Robert Rose Drive,
Murfreesboro, Tennessee 37129

      Re: National Health Investors, Inc.
              Form 10-K
              Filed February 17, 2015
              File No. 001-10822

Dear Mr. Hopkins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

FFO, AFFO & FAD, page 47

1.   It appears that your presentation of funds from operations is actually funds from operations attributable to common stockholders. Please revise your characterization of the non-GAAP measure in future filings.

Notes to consolidated financial statements, page 59

Note 2. Real Estate, page 63

Prestige, page 64

2.   Please explain to us why you accounted for the acquisition of Prestige Senior Living's four facilities as an asset acquisition in light of the guidance contained in ASC 805-10-55-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at 202-551-3799 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

/s/ Kevin Woody

Mr. Kevin Woody
Branch Chief